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September 9, 2020
Ms. Ada D. Sarmento
Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compass Rx Ltd.
Registration Statement on Form F-1
Filed August 28, 2020
File No. 333-248484
Dear Ms. Sarmento:
This letter is submitted on behalf of Compass Pathways plc (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed on August 28, 2020 (the “Registration Statement”), as set forth in your letter dated September 4, 2020 addressed to George Goldsmith, Chief Executive Officer of the Company (the “Comment Letter”).
For reference purposes, the relevant text of the Comment Letter has been reproduced and italicized herein with a response below the comment. Page references in the response to the Staff’s comment refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.
The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Ms. Ada D. Sarmento
Securities and Exchange Commission
September 9, 2020

Registration Statement on Form F-1
Drug Discovery Center, page 170
1.Please revise to disclose the aggregate future milestone payments and the royalty term under your sponsored research agreement with the University of the Sciences. We note your disclosure that the agreement terminates, unless terminated earlier, on the expiration or revocation of the last valid claim of any patent included in the joint intellectual property. Please specify when the licensed patents are currently expected to expire. Please also file this agreement as an exhibit or tell us why you do not believe it is required.
RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it will amend the disclosure on page 170 of the Registration Statement when it files Amendment No. 1 to the Registration Statement (which it currently anticipates will include the “red herring” prospectus) to include the aggregate future milestone payments and a description of the royalty term under the agreement with the University of Sciences (the “Agreement”). The Company further advises the Staff that there are no current licensed patents or patent applications under the Agreement. The joint intellectual property referred to in the Agreement is under development and may result in future patent applications being filed. The Company respectfully submits to the Staff that it does not believe the Agreement is required to be filed as an exhibit to the Registration Statement for the following reasons: (1) the Agreement pertains solely to the research and development of potential future compounds and does not relate to the Company’s existing proprietary psilocybin formulation, COMP360; (2) the aggregate milestone and research services payments the Company is obligated to make under the Agreement are not material to the Company; and (3) any future royalties payable under the Agreement, which will be a low single-digit royalty percentage, remain highly speculative at this stage and would not expect to be payable for a number of years. As a result of the foregoing, the Company does not believe the Agreement is material to its business, nor is the Company’s business substantially dependent on the Agreement.
Should you have any questions concerning the foregoing matters, please contact the undersigned at (212) 813-8816.

Sincerely,

/s/ Benjamin K. Marsh

Benjamin K. Marsh

cc:	Kristin Lochhead, Securities and Exchange Commission
Angela Connell, Securities and Exchange Commission
Joe McCann, Securities and Exchange Commission
George Goldsmith, Chief Executive Officer, Compass Pathways plc